Exhibit 99.1

56 Temperance Street Suite 501 Toronto, Ontario M5H 3V5 CANADA Tel: 1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

Gammon Gold Announces New El Cubo Collective Agreement and Return to Work

Toronto, February 23, 2011: Gammon Gold Inc. (“Gammon” or the “Company”) (TSX: GAM) and (NYSE:GRS) is pleased to announce today that the Company successfully resolved the labour disruption at its 100% owned El Cubo mine, located in Guanajuato State, Mexico.

The Company has secured a more productive, standardized Collective Agreement that includes significant concessions and terms reflecting current legislated norms and industry best practices. The new two year collective agreement has been unanimously approved by the union.

As operations at the El Cubo mine have been suspended since June 2, 2010, the Company will initially focus on evaluating the underground conditions and mine facilities to develop an operations plan that will allow production to recommence as soon as possible. Production operations will be phased-in as management retrains employees and develops sufficient mining areas to allow the proper sequencing of underground mining activity as the mine ramps up to full scale production.

Concurrent with ramping up operational activities, Gammon will resume exploration activities to follow-up on the Dolores-Capulin discoveries made at El Cubo in 2009 and 2010 and advance efforts to convert the resource into proven & probable reserve categories.

The El Cubo property is located in one of the most prolific gold and silver mining districts in Mexico, with historic production of approximately 5 million ounces of gold and 1.2 billion ounces of silver over 400 years. In 2009, the mine produced 49,357 gold equivalent ounces1 (27,842 gold ounces and 1,183,339 silver ounces) at a cash cost of $582 per gold equivalent ounce1. As at December 31, 2009, El Cubo’s proven & probable reserves were 596,000 gold equivalent ounces2 with an additional 278,000 gold equivalent ounces2 in measured and indicated resources and 694,000 gold equivalent ounces2 in inferred resources.

Commenting on El Cubo, René Marion, President and CEO, stated: “We have been steadfast in our view that to unlock the true value of El Cubo, significant amendments to the Collective Agreement would be required. We now look forward to rehiring our employees and operating and growing this asset to the benefit of Gammon Gold stakeholders under a Collective Agreement that supports enhanced operational and cost efficiencies that will benefit both the Company and our workforce and their families.”

Gammon will provide a definitive timeline on when production will recommence once the Company has completed its infrastructure evaluation and finalized the production start-up plan.

1 Gold equivalent ounces: gold equivalent production is reported at Gammon’s long-term gold equivalency ratio of 55:1.
2 2009 year-end reserves and resources were calculated at a gold equivalency ratio of 58.89:1 and 60:1 respectively.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

René Marion	Anne Day
President and CEO	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, the ability and timing of recommencing production and exploration activities at El Cubo, the ability to realize operational and cost efficiencies at El Cubo, future exploration results of its development program, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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